Exhibit 99.1

press release



Sierra Health Services, Inc.®
2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS: Peter O'Neill   Paul Palmer
VP, Public & Investor Relations   SVP, Chief Financial Officer
(702) 242-7156   (702) 242-7112

SIERRA REPORTS 3^(RD) QUARTER 2006 EARNINGS OF $0.56 PER DILUTED SHARE

3rd Quarter Highlights

- ❖ Year-to-Date Total Commercial Membership Up 8.2%
- ❖ Year-to-Date Total Medicare Advantage Membership Up 4.3%
- ❖ Pre-Tax Income Up 26% from Q3 2005
- ❖ Total Revenues Up 24% from Q3 2005
- ❖ Year-to-Date Earnings Per Share Up 17%

LAS VEGAS, October 24, 2006 -- Sierra Health Services, Inc. (NYSE:SIE) reported today that net income for the quarter ended September 30, 2006 was $34.9 million or $0.56 per diluted share, compared to $28.4 million or $0.43 per diluted share for the same period in 2005, an earnings per share increase of 30%.

Sierra expects to earn between $2.16 and $2.18 per diluted share for the year 2006. In 2007, the Company expects to earn between $2.28 and $2.35 per diluted share, an increase of 5-8%.

Total revenues for the quarter were $430.0 million, compared to $347.4 million for the same period in 2005, an increase of 24%. Medical premium revenues for the quarter were $405.6 million, compared to $327.1 million for the same period in 2005, an increase of 24%. Revenues from professional fees for the quarter were $13.3 million, compared to $11.1 million for the same period in 2005, an increase of 19%. Revenues from investment income for the quarter were $11.1 million, compared to $9.2 million for the same period in 2005, an increase of 20%.

In the third quarter, Sierra's medical care ratio was 77.3%, a 50 basis point increase from 76.8% for the third quarter of 2005 and a 50 basis point sequential decrease from 77.8% for the second quarter of 2006. The year-over-year increase in the medical care ratio is primarily due to the impact of prescription drug costs and other medical expenses. In the third quarter, the PDP had a medical care ratio of 77.0%, down significantly from 83.9% reported in the second quarter of 2006 and 97.5% reported in the first quarter of 2006. This improvement is primarily due to a larger portion of members reaching the coverage gap during the third quarter.

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Sierra's medical claims payable balance increased to $157.3 million at September 30, 2006, from $148.0 million at June 30, 2006. The increase in the medical claims payable balance is primarily due to the timing of claims payments, the overall increase in medical expenses as a result of higher membership and reserves related to provider settlements. Days in claims payable, which is the medical claims payable balance divided by the average medical expenses per day for the period were 45 days for the third quarter of 2006, compared to the same number of days for the third quarter of 2005 and 42 days sequentially. In 2006, days in claims payable has been diluted by the shorter payment cycle for pharmacy claims related to the PDP.

As a percentage of premium revenue, general and administrative expenses for the third quarter of 2006 improved 70 basis points to 12.6% from 13.3% reported in the third quarter of 2005.

Cash flow from operations for the nine months ended September 30, 2006 was $93.9 million, compared to $152.9 million for the first nine months of 2005. This decrease was primarily due to negative cash flow related to the PDP and the overpayment received from the Centers for Medicare and Medicaid Services (CMS) in 2005, which is recorded on the Company's balance sheet as unearned premiums. Cash flow from the PDP was negative $39.1 million for the first nine months of 2006. Cash flow from operations was a negative $46.2 million for the third quarter of 2006, compared to a positive $111.4 million for the same period in 2005. The decrease in operating cash flow for the quarter was primarily due to the timing of payments from CMS and negative cash flow from the PDP. Sierra received two months of payments from CMS during the third quarter of 2006 compared to four months of payments received in the third quarter of 2005. Cash flow from the PDP was negative $47.3 million for the quarter.

Sierra did not purchase any shares of its common stock in the open market in the third quarter of 2006 as, due to blackout periods, the Company was excluded from buying in the market during much of the quarter. During 2006, the Company has repurchased 3.1 million shares for $127.8 million, at an average price of $40.91. On October 19, the Board of Directors authorized an additional $75.0 million for share repurchases. The current available and authorized balance for future share repurchases is $139.4 million.

In the third quarter of 2006, the Company's commercial HMO membership grew by 3.0% or 8,000 lives. For the first nine months of the year, total commercial membership, HMO and PPO combined, grew by 8.2% or 23,200 lives. In the quarter, total Medicare Advantage membership grew by 0.9% or 500 lives. For the first nine months of the year, total Medicare Advantage membership grew by 4.3% or 2,400 lives. Sierra's stand-alone Medicare PDP membership was 183,300, an increase of 1.7% or 3,000 lives, compared to180,300 reported at June 30, 2006. For the first nine months of the year, Medicaid membership increased 3.4% or 1,900 lives.

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"As the population of Las Vegas continues to rise our Company has maintained its strong commercial growth track," said Anthony M. Marlon, M.D., chairman and chief executive officer of Sierra. "The third quarter was no exception, as more local employers recognized the value of our products and services and the cost savings we contribute to their bottom line. I believe 2006 will end as a another good year for our shareholders."

Marlon also offered comments regarding the Company's provider contract with three Las Vegas hospitals owned by HCA, Inc. (HCA). "While I had earlier expressed optimism that a new contract could be negotiated between Sierra and HCA, it is becoming clear that these facilities will likely not be part of our contracted hospital provider network in 2007. I believe the remaining hospital capacity in Las Vegas is more than adequate to accommodate the needs of our members who require hospital-based care."

In other news, the Company announced that Erin E. MacDonald has retired from the Board of Directors, effective immediately. She will remain with Sierra as a special assistant to the CEO through May of 2007. MacDonald is retiring at this time due to health reasons.

"For thirty years, Erin has been a vital contributor to the success of this Company," said Marlon. "From her earliest position as a registered nurse with Southwest Medical Associates, through her rise to president and chief operating officer, to her tenure on our Board, she has remained a loyal and committed member of the Sierra team. We wish her good health in her retirement and applaud her for all she has done."

Sierra will host a conference call with investors, analysts and the general public on Wednesday, October 25 at noon (Eastern time). Interested parties can access the call by dialing 888-988-9162 (using the passcode: EARNINGS). Listeners may also access the call over the internet by visiting the investor page of Sierra's website at www.sierrahealth.com.

Sierra Health Services, Inc., based in Las Vegas, is a diversified healthcare services company that operates health maintenance organizations, indemnity insurers, preferred provider organizations, prescription drug plans and multi-specialty medical groups. Sierra's subsidiaries serve over 800,000 people through health benefit plans for employers, government programs and individuals. For more information, visit the Company's website at www.sierrahealth.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including the Medicare Advantage program, the Medicare Prescription Drug Plan and any potential reconciliation issues, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs, changes in provider contracts and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; and 6) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

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Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

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SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Earnings Report
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Medical premiums	$ 405,618	$ 327,084	$ 1,220,726	$ 958,834
Military contract revenues	—	11	—	16,322
Professional fees	13,300	11,133	39,097	31,102
Investment and other revenues	11,079	9,215	32,860	25,071
Total revenues	429,997	347,443	1,292,683	1,031,329
Medical expenses	323,694	259,591	981,758	755,779
Medical care ratio	77.3%	76.8%	77.9%	76.3%
(Medical expenses/premiums and professional fees)				
Military contract expenses	—	(108)	138	2,265
General and administrative expenses	51,291	43,451	152,914	127,082
Operating income	55,012	44,509	157,873	146,203
Interest expense	(1,015)	(1,991)	(2,793)	(7,971)
Other income (expense), net	14	427	(10)	828
Income before income taxes	54,011	42,945	155,070	139,060
Provision for income taxes	(19,082)	(14,503)	(53,936)	(47,377)
Net income	$ 34,929	$ 28,442	$ 101,134	$ 91,683
Net income per common share	$ 0.62	$ 0.50	$ 1.78	$ 1.67
Net income per common share assuming dilution	$ 0.56	$ 0.43	$ 1.61	$ 1.38
Weighted average common shares outstanding	56,332	56,770	56,706	54,818
Weighted average common shares outstanding assuming dilution	62,656	66,244	63,247	67,392

PERIOD END MEMBERSHIP

	Number Of Members At September 30,	
	2006	**2005**
HMO:		
Commercial	273,600	251,000
Medicare	57,000	55,200
Medicaid	57,000	53,300
PPO:		
Commercial	31,300	27,000
Medicare	1,700	—
Medicare Part D	183,300	—
Medicare supplement	13,700	15,900
Administrative services	221,100	202,000
Total membership	838,700	604,400

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

		September 30, 2006		December 31, 2005
ASSETS				
Current assets:				
Cash and cash equivalents	$	77,925	$	88,059
Investments		243,332		281,250
Accounts receivable		26,445		14,501
Current portion of deferred tax asset		26,092		23,949
Prepaid expenses and other current assets		81,688		30,596
Total current assets		455,482		438,355
Property and equipment, net		72,001		71,357
Restricted cash and investments		19,311		18,252
Goodwill		14,782		14,782
Deferred tax asset (less current portion)		14,354		13,266
Note receivable		47,000		47,000
Other assets		95,187		65,834
Total assets	$	718,117	$	668,846
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accrued and other current liabilities	$	73,078	$	58,238
Trade accounts payable		2,165		2,347
Accrued payroll and taxes		28,216		21,469
Medical claims payable		157,263		135,867
Unearned premium revenue		52,566		49,067
Current portion of long-term debt		104		106
Total current liabilities		313,392		267,094
Long-term debt (less current portion)		43,729		52,307
Other liabilities		64,057		65,193
Total liabilities		421,178		384,594
Commitments and contingencies				
Stockholders' equity:				
Common stock		354		346
Treasury stock		(485,852)		(377,190)
Additional paid-in capital		434,543		400,287
Accumulated other comprehensive loss		(2,235)		(1,750)
Retained earnings		350,129		262,559
Total stockholders' equity		296,939		284,252
Total liabilities and stockholders' equity	$	718,117	$	668,846

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,	
	2006	**2005**
Cash flows from operating activities:		
Net income	$ 101,134	$ 91,683
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,327	11,167
Excess tax benefits from share-based payment arrangements	(11,445)	—
Other adjustments	7,819	6,918
Other current assets	(64,748)	2,521
Medical claims payable	21,396	7,695
Other current liabilities	20,868	(19,928)
Unearned premium revenue	3,499	40,511
Changes in other assets and liabilities	3,053	12,378
Net cash provided by operating activities	93,903	152,945
Cash flows from investing activities:		
Capital expenditures, net of dispositions	(13,183)	(8,566)
Purchase of investments, net of proceeds	11,500	(138,572)
Net cash used for investing activities	(1,683)	(147,138)
Cash flows from financing activities:		
Payments on debt and capital leases, net of proceeds	(82)	(84)
Purchase of treasury stock	(127,780)	(144,421)
Excess tax benefits from share-based payment arrangements	11,445	—
Exercise of stock in connection with stock plans	14,063	19,596
Net cash used for financing activities	(102,354)	(124,909)
Net decrease in cash and cash equivalents	(10,134)	(119,102)
Cash and cash equivalents at beginning of period	88,059	207,619
Cash and cash equivalents at end of period	$ 77,925	$ 88,517

Reconciliation of Non-GAAP Financial Measures

Medical Care Ratio

The Company is presenting its medical care ratio, excluding the effects of the Medicare Part D prescription drug program (PDP). This is a non-GAAP financial measure. The Company believes that reflecting the ratio excluding the effects of the PDP provides a more comparable measure of its medical care ratio to its historical results. The following is a reconciliation to the most directly comparable GAAP financial measure:

	Three Months Ended September 30, 2006		
	Non-GAAP Items		GAAP
	Other Medical	PDP	Reporting
Medical premiums	$ 362,312	$ 43,306	$ 405,618
Professional fees	13,300	—	13,300
Total medical premiums and professional fees	375,612	43,306	418,918
Medical expenses	290,329	33,365	323,694
Medical care ratio (medical expenses/premiums and professional fees)	77.3 %	77.0 %	77.3 %

	Nine Months Ended September 30, 2006		
	Non-GAAP Items		GAAP
	Other Medical	PDP	Reporting
Medical premiums	$ 1,065,746	$ 154,980	$ 1,220,726
Professional fees	39,097	—	39,097
Total medical premiums and professional fees	1,104,843	154,980	1,259,823
Medical expenses	846,260	135,498	981,758
Medical care ratio (medical expenses/premiums and professional fees)	76.6 %	87.4 %	77.9 %